UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52891

Corporate Property Associates 17 – Global Incorporated

(Exact name of registrant as specified in its charter)

50 Rockefeller Plaza,
New York, NY 10020
(212) 492-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*  Pursuant to the Agreement and Plan of Merger, dated as of June 17, 2018, by and among Corporate Property Associates 17 – Global Incorporated (“CPA:17 – Global”), W. P. Carey Inc. (“W. P. Carey”), CPA17 Merger Sub LLC, an indirect subsidiary of W. P. Carey (“Merger Sub”), and the other parties thereto, CPA:17 – Global merged with and into Merger Sub, with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of W. P. Carey.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Corporate Property Associates 17 – Global Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Corporate Property Associates 17 – Global Incorporated

Date:	October 31, 2018	By:	/s/ Susan C. Hyde
			Name:	Susan C. Hyde
			Title:	Chief Administrative Officer and Corporate Secretary